

July 10, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SC HEALTH CORPORATION, under the Exchange Act of 1934.

- Units, each consisting of one Class A ordinary share,$0.0001 par value, and one half of one warrant

- Class A ordinary shares, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,